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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAN 29 2007
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

NAME OF BROKER - DEALER:

Morgan Stanley DW Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Ave
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ghiorsi (212) 276-2469
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2007
DIVISION OF MARKET REGULATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley DW Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley DW Inc. and subsidiaries ("the Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley DW Inc. and subsidiaries at November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2007

MORGAN STANLEY DW INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2006
(In thousands of dollars, except share data)

ASSETS

Cash	$ 270,764
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements (including securities at fair value of $3,441,136)	3,505,613
Financial instruments owned (approximately $30,321,786 was pledged to various parties):	
U.S. government and federal agency securities	525,392
Corporate and other debt	1,104,341
Corporate equities	132,179
Derivative contracts	363
Collateralized agreements:	
Securities purchased under agreement to resell	3,071,083
Securities borrowed	463,650
Receivables:	
Customers (net allowances of $4,392)	3,578,938
Brokers, dealers and clearing organizations	329,681
Fees, interest and others	122,139
Affiliates	33,380
Office facilities & other equipment at cost (less accumulated depreciation & amortization of $508,515)	162,211
Goodwill	159,283
Other assets	553,646
Total assets	$14,012,663

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 876,413
Others	292,142
Financial instruments sold, not yet purchased:	
U.S. government and federal agency	586,424
Corporate and other debt	284,297
Corporate equities	37,397
Derivative contracts	938
Collateralized financings:	
Securities sold under agreements to repurchase	2,529,910
Securities loaned	361,972
Payables:	
Customers	5,289,859
Brokers, dealers and clearing organizations	242,624
Interest and dividends	16,110
Other liabilities and accrued expenses	1,148,632
	11,666,718
Subordinated liabilities	750,000
Long term borrowings	10,907
Total liabilities	12,427,625
Stockholder's equity:	
Common stock ($1.00 par value, 11,000 shares authorized, issued and outstanding)	11
Preferred stock ($1.00 par value, 1,000 shares authorized, none issued nor outstanding)	-
Paid-in capital	769,715
Retained earnings	815,312
Total stockholder's equity	1,585,038
Total liabilities and stockholder's equity	$14,012,663

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY DW INC.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2006
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

The consolidated statement of financial condition include the accounts of Morgan Stanley DW Inc., a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and its wholly-owned subsidiaries (the "Company"). The Company provides brokerage and investment advisory services; financial and wealth planning services; credit and other lending products; cash management; and retirement plan services and distributes annuity and insurance products. The Company provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, financial institutions and individuals. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of Morgan Stanley (the "Parent").

As part of the Parent's continuing effort to integrate its business, the Parent intends to merge the Company into Morgan Stanley & Co. Incorporated ("MS&Co"), an affiliated broker-dealer registered with the SEC. The merger is expected to occur on April 1, 2007 with MS&Co as the surviving entity.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

All intercompany balances and transactions have been eliminated in consolidation.

Related Party Transactions

The Company has transactions with the Parent and affiliates, including lease arrangements, the performance of administrative services, underwriting, mutual fund distribution, research activities and the execution of securities transactions with and on behalf of affiliates.

Receivables from affiliated companies as of November 30, 2006 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$	70,166
Securities borrowed		465,427
Brokers, dealers and clearing organizations		30,919

Payables to affiliated companies as of November 30, 2006 are comprised of:

Securities loaned	$	322,490
Brokers, dealers and clearing organizations		30,719
Interest and dividends		4,685

The Company sells certain of its receivables to an affiliate. For fiscal 2006, receivables of $203,114 were sold to the affiliate without recourse at book value.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash consists of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited with Clearing Organizations or Segregated under Federal and Other Regulations or Requirements

Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased used in the Company's trading activities are recorded at fair value in the consolidated statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. In the case of financial instruments transacted on recognized exchanges, the observable prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the highest

price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These techniques involve a degree of judgment. The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

Purchases and sales of financial instruments are recorded in the accounts on trade date.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement dates.

Office Facilities and Other Equipment

Office facilities and other equipment are stated at cost less accumulated depreciation and amortization. Fixed assets placed into service on or prior to June 30, 2002 are depreciated utilizing accelerated methods. Leasehold improvements placed into service on or prior to June 30, 2002 are amortized utilizing either accelerated or straight-line methods. Fixed assets and leasehold improvements placed in service after June 30, 2002, are depreciated/amortized utilizing the straight-line method over the estimated useful life of the asset. Estimates of useful lives are 7 years for furniture and fixtures and 3 to 5 years for computer and communications equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Software Costs

In accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset of 3 years.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, Morgan Stanley DW Inc. receives fees from affiliated banks in conjunction with its participation in a bank deposit program.

Investment Banking

Investment banking revenues are derived from the Company's distribution of equity, fixed income securities and unit investment trust products including those underwritten by affiliates. Investment banking revenues are recorded when services for the transaction are substantially completed.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets," does not permit the amortization of goodwill and indefinite-lived assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment. During the first quarter of fiscal 2006, the Company completed the annual goodwill impairment test. The Company's testing did not indicate any goodwill impairment.

New Accounting Developments

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition,

classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities, including derivatives. The adoption of SFAS 157 did not have a material effect on the Company.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No 87, 88, 106, 132(R)" ("SFAS No. 158"). Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability on the statement of financial condition requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employers' fiscal year and requires recognition of the funded status of defined postretirement plans in other comprehensive income. SFAS No. 158's requirement to recognize the funded status in the financial statements is effective for fiscal years ending after December 15, 2006 and its requirement to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008. The Company is currently assessing the impact that SFAS No. 158 will have on its consolidated results of operations and cash flows. However, if SFAS No. 158 were to be applied by the Company as of November 30, 2006, based on a September 30, 2006 measurement date, the effect on its consolidated statement of financial condition would be a pre-tax charge to stockholder's equity of $215,000.

Note 3 - Collateralized Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be resold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2006
Financial instruments owned:	
U.S. government and federal agency securities	$ 428,507
Corporate and other debt	710,154
Total	$ 1,138,661

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $7,771,821 and the fair value of the portion that has been sold or repledged was $4,077,720.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, adherence to the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Note 4 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent.

The Cash Subordination Agreement is for $750,000. The interest rate is based on 3-month London Inter-bank Offered Rate plus 1.03% and has a maturity date of June 30, 2018. The rate at November 30, 2006 was 6.40%. There is no balance outstanding under the Company's $1,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of June 30, 2007 and June 30, 2008, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Inter-bank Offered Rate.

The estimated fair value of the Company's subordinated liabilities, based on rates available to the Company at November 30, 2006 for debt with similar terms and maturities, was approximately $771,923.

Note 5 - Commitments and Contingencies

Office Facilities and Other Equipment

The Company has non-cancelable operating leases covering office space and equipment, of which $456,576 is with affiliates. At November 30, 2006, future minimum rental commitments under such leases were as follows:

	Gross Amount	Sublease Income	Net Amount
2007	$ 139,589	$ 7,884	$ 131,705
2008	151,661	7,823	143,838
2009	127,912	6,973	120,939
2010	106,910	4,824	102,086
2011	84,989	2,645	82,344
Thereafter	453,426	5,462	447,964
	$1,064,487	$35,611	$1,028,876

Included in the table above are $36,695 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges.

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Letters of Credit

The Company had $5,005 of letters of credit outstanding at November 30, 2006 to satisfy various collateral requirements.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The

Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The number of these reviews, investigations and proceedings has increased in recent years.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome could be material to the Company's operating results for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Note 6 – Trading Activities

The Company's trading activities are primarily generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities and commodities transactions.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward contracts. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign clients, including corporations, financial institutions and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 – Guarantees

The Company has certain guarantee arrangements, including that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on

another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 8 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

SFAS No. 123R "Share-Based Payment" requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The fair value of restricted stock units is determined based on the number of units granted and the grant date fair value of the Parent's common stock. The fair value of stock options is determined using the Black-Scholes valuation model.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period.

The following table sets forth activity relating to the Parent's restricted stock units (share data in millions) for fiscal 2006:

Restricted stock units at beginning of year	60
Granted	38
Conversions to stock	(12)
Canceled	(5)
Restricted stock units at end of year	81

The weighted average price of the Parent's restricted stock units at the beginning and end of fiscal 2006 were $51.47 and $53.57, respectively. During fiscal 2006 the weighted average price for granted, converted and canceled restricted stock units were $57.86, $56.41, and $54.10, respectively.

The total fair value of the Parent's restricted stock units converted to common stock fiscal 2006 was $768,000.

The following table sets forth activity relating to the Parent's unvested restricted stock units (share data in millions) for fiscal 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of year	36	$52.04
Granted	38	57.86
Vested	(18)	51.75
Canceled	(5)	54.15
Unvested restricted stock units at end of year	51	$54.70

Stock Option Awards

The Parent has made stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in deferred stock awards.

The weighted average fair values of options on the Parent's common stock granted during fiscal 2006 was $14.15 utilizing the following weighted average assumptions:

Risk-free interest rate	4.75%
Expected option life in years	3.3
Expected stock price volatility	28.6%
Expected dividend yield	1.7%

The Parent's expected option life has been determined based upon historical experience and the expected stock price volatility has been determined based upon historical stock price data over a similar time period of the expected option life.

The following table sets forth activity relating to the Parent's stock options (share data in millions) for fiscal 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Options outstanding at beginning of period	125.8	$51.01
Granted	2.1	64.04
Exercised	(14.5)	44.60
Canceled	(4.0)	57.41
Options outstanding at end of period	109.4	51.88
Options exercisable at end of period	92.6	$51.65

The total intrinsic value of stock options exercised during fiscal 2006 was $326,000.

As of November 30, 2006, the intrinsic value of in the money exercisable vested stock options was $2,292,000.

The following table presents information relating to the Parent's stock options outstanding at November 30, 2006 (option data in millions):

Range of Exercise Prices	Number of Outstanding	Weighted Average Exercise Price	Average Remaining Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 6.00 - $29.99	9.1	$26.67	1.1	9.1	$26.67
$30.00 - $39.99	9.7	35.64	2.1	9.7	35.64
$40.00 - $49.99	17.0	42.84	5.45	14.9	42.86
$50.00 - $59.99	45.0	55.50	6.0	30.8	56.04
$60.00 - $69.99	25.8	63.11	3.7	25.4	63.12
$70.00 - $106.99	2.8	83.20	2.2	2.7	83.31
Total	109.4			92.6	

Equity based compensation costs are allocated to the Company by the Parent based upon the relative compensation of Company employees participating in the program.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of the Parent's common stock at a 15% discount from market value. The Company expenses the 15% discount associated with the ESPP.

401(k) and Profit Sharing Plans

Eligible employees receive 401(k) matching contributions which are invested in the Parent's common stock. The Company also provides discretionary profit sharing to certain employees.

Note 9 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former employees or inactive employees prior to retirement. The following summarizes these plans:

Pension and Postretirement Benefits Plans

Substantially all of the employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan") which is sponsored by an affiliate. The employees of the Company have a distinct benefit structure within this plan. Plan assets are available to pay all benefits of all participants; however, for purposes of financial reporting, assets are allocated to the Company as if the Company maintained a separate plan. An unfunded supplemental plan (the "Supplemental Plan") covers certain executives. Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum benefit on pre-2003 qualified plan accruals will be calculated using the qualified plan's lump sum rate or 4.93%, whichever produces a higher benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company assets. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plan and FAPPP are accrued by the Company and are funded when paid to the beneficiaries.

The Company uses a measurement date of September 30 for its pension and postretirement plans. The following tables present information for the Company's pension (Qualified Plan, Supplemental Plan and FAPPP) and postretirement plans.

Benefit Obligations and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2006 as well as summary of the funded status of the plans as of November 30, 2006:

	Pension Plans	Postretirement Plan
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$ 1,113,671	$ 51,128
Service cost	57,050	1,665
Interest cost	61,918	2,797
Actuarial gain	(60,903)	(8,600)
Special termination benefits	1,640	343
Benefits paid	(135,368)	(4,917)
Benefit obligation at end of year	1,038,008	42,416
Reconciliation of the fair value of plan assets:		
Fair value of plan assets at beginning of year	1,073,515	-
Actual return on plan assets	63,449	-
Employer contributions	29,678	4,917
Benefits paid	(135,368)	(4,917)
Fair value of plan assets at end of year	1,031,274	-
Funded status:		
Unfunded status	(6,734)	(42,416)
Unrecognized prior-service benefit	(12,744)	(3,045)
Unrecognized loss	340,000	6,239
Amount contributed to plan after measurement date	81	-
Net amount recognized	$ 320,603	$ (39,222)

The accumulated benefit obligation of the above plans was $960,076 at November 30, 2006.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal 2006.

	Pension	Postretirement
Discount rate	5.97%	5.97%
Rate of future compensation increases	4.64%	n/a

The following table presents the weighted average assumptions used to determine net periodic benefit costs for fiscal 2006.

	Pension	Postretirement
Discount rate	5.75%	5.75%
Expected long-term rate of return on plan assets	6.75%	n/a
Rate of future compensation increases	4.64%	n/a

The expected long-term rate of return on assets represents the Company's best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

Qualified Pension Plan Assets

The weighted average asset allocations for the Company's Qualified Plans at November 30, 2006 and the targeted asset allocation for the year ending November 30, 2007 ("fiscal 2007") by asset class are as follows:

	November 30, 2006	Fiscal 2007 Targeted
Equity securities	44%	45%
Fixed income securities	54%	55%
Other-primarily cash	2%	-
Total	100%	100%

Qualified Pension Plan Asset Allocation

The Company, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were also considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan's liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better

correlate assets with obligations. The longer duration fixed income allocation is expected to help stabilize plan contributions over the long run.

The asset mix of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated and the portfolio is automatically rebalanced back to target allocation levels, unless the Investment Committee determines otherwise.

The Investment Committee has determined to allocate no more than 10% of the Qualified Plan assets to "alternative" asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. The purpose of the use of derivatives is to enhance investment in the underlying assets, not to circumvent portfolio restrictions.

Cash Flows

The Company expects to contribute approximately $61,249 to its pension and postretirement benefit plans in fiscal 2007 based upon their current funded status and expected asset return assumptions for fiscal 2007, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
Fiscal 2007	$ 61,739	$ 4,718
Fiscal 2008	62,876	4,717
Fiscal 2009	64,442	4,186
Fiscal 2010	64,029	4,042
Fiscal 2011	67,753	3,941
Fiscal 2012-2016	370,678	16,005

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

Note 10 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Income Tax Examinations

The Company, through its inclusion on the Parent's returns, is under continuous examination by the Internal Revenue Service (the "IRS") and other state tax authorities in certain states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction. The Parent regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions: for example, the current IRS examination covers 1999-2005. The parent regularly asses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Parent has established tax reserves that the Parent believes are adequate in relation to the potential for additional assessments. Once established, the Parent adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserves.

Note 11 - Regulatory Requirements

Morgan Stanley DW Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the New York Stock Exchange, Inc. ("NYSE"). Under these rules, Morgan Stanley DW Inc. is required to maintain minimum Net Capital, as defined under SEC rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non-customer risk maintenance margin requirement, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if

net capital is less than 5% of such aggregate debit items. At November 30, 2006, Morgan Stanley DW Inc.'s Net Capital was $1,236,958, which exceeded the minimum requirement by $1,165,903.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

Note 12 - Fair Value Information

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Note 13 – Restructuring and Other Charges

In fiscal 2006, in an effort to consolidate the number of branch locations, the Company recorded restructuring charges attributable to the closure of office space.

Similar restructurings have occurred in prior years and at November 30, 2006, the remaining liabilities associated with all restructurings was approximately $32,533 which is included in other liabilities and accrued expenses. The liability will be reduced through January 31, 2018 as lease obligations expire.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2007

Morgan Stanley DW Inc.
2000 Westchester Ave
Purchase, NY 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries (the "Company") for the year ended November 30, 2006 (on which we issued our report dated January 25, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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